UNITED STATES
SECURITIES AND EXCHANGE COMMISION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end 12/31/2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                             to

Commission file number 000-26335

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Team Financial, Inc. Employees’ Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Team Financial, Inc.

8 West Peoria, Suite 200, Paola Kansas 66071

TEAM FINANCIAL, INC.
EMPLOYEES’ STOCK OWNERSHIP PLAN

Financial Statements and Schedules

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Directors

Team Financial, Inc. Employees’ Stock
Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Team Financial, Inc. Employees’ Stock Ownership Plan (the Plan) as of December 31, 2004 and 2003 and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2004, 2003, and 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Team Financial, Inc. Employees’ Stock Ownership Plan as of December 31, 2004 and 2003 and the changes in net assets available for plan benefits for the years ended December 31, 2004, 2003, and 2002 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
June 24, 2005

TEAM FINANCIAL, INC.
EMPLOYEES’ STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Cash	$12,793	12,586
Investments, at fair value:
Common stocks:
Team Financial, Inc.	12,797,124	13,127,373
Other	216,287	347,465
Interest and dividends receivable	80,312	83,176
Net assets available for plan benefits	$13,106,516	13,570,600

See accompanying notes to financial statements.

TEAM FINANCIAL, INC.
EMPLOYEES’ STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Additions to net assets attributed to:
Appreciation in fair value of investments	$133,530	2,472,890	1,658,661
Dividend income	333,364	296,719	260,379
Contributions from employer	364,475	441,365	375,000
Interest income	649	1,421	3,744
Net additions	832,018	3,212,395	2,297,784
Deductions from net assets attributed to:
Distributions to participants	1,296,102	1,811,610	1,112,073
Administrative expenses	—	—	14
Total deductions	1,296,102	1,811,610	1,112,087
Increase (decrease) in net assets available for plan benefits	(464,084)	1,400,785	1,185,697

Net assets available for plan benefits:
Beginning of year	13,570,600	12,169,815	10,984,118
End of year	$13,106,516	13,570,600	12,169,815

See accompanying notes to financial statements.

TEAM FINANCIAL, INC.
EMPLOYEES’ STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)       Summary of Significant Accounting Policies

Organization

The Team Financial, Inc. Employees’ Stock Ownership Plan (the Plan) has been adopted by Team Financial, Inc. and its affiliates: TeamBank N.A. and Colorado National Bank (collectively, the Company). The Plan is administered by the Company as plan administrator and Trustee.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in conformity with U.S. generally accepted accounting principles and present net assets available for plan benefits and changes in those net assets. Dividend income is accrued on the ex-dividend date. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average-cost method.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares in his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

Income Taxes

The Plan has received a favorable determination letter from the Internal Revenue Service dated August 30, 2001, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code. The plan administrator has submitted a request for a new determination letter from the Internal Revenue Service, but has not yet received a response. The plan administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan, as amended.

Plan Termination

Although it has expressed no intention to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Use of Estimates

The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

(2)       Investment Policy and Contributions

Contributions to fund the Plan are determined by the Company’s board of directors. Contributions may be made in cash, common stock, or other investments as determined by the board of directors. The Company may make a contribution up to 15% of the compensation paid to participating employees during the plan year. Pursuant to certain limitations set forth in the Internal Revenue Code, the Company may contribute additional amounts of up to 10% of the total compensation of all participants to apply to a principal repayment on the borrowings incurred for the purpose of acquiring common stock and/or an amount without limitation if it is to be applied to the repayment of interest on borrowings incurred for the purpose of acquiring common stock. Currently, the Plan has no outstanding borrowings.

The Plan does not permit contributions by participants.

(3)       Provisions of the Plan

All employees are eligible to become participants of the Plan on the January 1 or July 1 following the later of six months of employment or age 19.

With limited exceptions, an employee must complete 1,000 hours of service during the plan year and must be employed by the employer on the last day of the plan year to be entitled to an allocation of company contributions. Participants’ accounts vest as shown below:

Percentage
of vested
Years of service	interest
Less than 3 years	—%
3 years	20
4 years	40
5 years	60
6 years	80
7 years or more	100

Participants are eligible for benefit distributions following death, disability, retirement, or other termination of employment. When a participant’s employment is terminated because of retirement, permanent disability, or death, then, unless the participant elects otherwise, the distributions of the participant’s account must commence not later than one year after the close of the plan year in which the event occurs. When a participant’s employment is terminated for any other reason, the form of the distribution depends on the balance in the participant’s account. If the vested balance is less than $5,000, the Plan will distribute that amount, in a lump sum, in the plan year following the plan year in which the participant terminates. If the vested account balance exceeds $5,000, then, unless the participant elects otherwise, the Plan will generally commence distributions of such amount in the plan year following the date of termination. Distributions may be in a lump sum or installments. Generally, the portion of a participant’s account invested in company common stock will be distributed in the form of company common stock and the remaining portion of the participant’s account will be distributed at the participant’s election, either in the form of company common stock or cash. Additionally, vested benefits may be paid to a participant if the participant reaches age 60 or if the participant reaches age 55 and has participated in the Plan for at least 10 years.

Forfeitures are allocated to the account of each participant in the same manner as company contributions. During 2004, the Plan had forfeitures in cash and stock of $3,305 and $44,246, respectively.

(4)       Investments

The Plan’s investments are stated at fair value as determined by quoted market prices.

The following presents the investment that represented 5% or more of the Plan’s net assets:

	2004	2003
Team Financial, Inc. common stock	$12,797,124	13,127,373

The investment in the company common stock represents approximately 24.9% and 25.4% of the outstanding common stock of the Company at December 31, 2004 and 2003, respectively. During the year ended December 31, 2004, 30,500 shares (valued at $364,475) were contributed to the Plan from the Company as part of the annual discretionary contribution. During the years ended December 31, 2004 and 2003, the Plan purchased 0 and 20,000 shares and distributed 64,541 and 144,403 shares of Team Financial, Inc. common stock, respectively.

During 2004, 2003, and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003	2002
Common stock	$133,530	2,472,890	1,658,661

Schedule 1

TEAM FINANCIAL, INC.
EMPLOYEES’ STOCK OWNERSHIP PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2004

		Fair	Historical
Units	Description of investment	value	cost
	Common stock:
1,003,696	Team Financial, Inc.*	$12,797,124	5,442,366
800	Abbot Laboratories	37,320	28,272
400	Clorox Company	23,572	16,614
1,200	Exxon Mobile Corporation	61,512	44,151
750	Gillette Company	33,585	28,203
1,200	Microsoft Corporation	32,064	48,087
1,050	Pfizer, Inc.	28,234	32,960
	Total assets held for investment purposes	$13,013,411	5,640,653

* Team Financial, Inc. is a party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

Schedule 2

TEAM FINANCIAL, INC.
EMPLOYEES’ STOCK OWNERSHIP PLAN

Schedule of Reportable Transactions

Year ended December 31, 2004

					Current
			Expense		value of
			incurred		asset on
Description	Purchase	Selling	with	Cost	transaction	Net
of assets	price	price	transactions	of asset	date	gain
Cash equivalents	$479,898	—	—	479,898	479,898	—
Cash equivalents	—	479,690	—	479,690	479,690	—

Team Financial, Inc.						—
common stock*	364,475	—	—	364,475	364,475	—
Team Financial, Inc. common stock	—	816,444	—	336,759	816,444	479,685

* These shares are the annual discretionary contribution to the Plan from the Company.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on June 29, 2005.

Team Financial, Inc. Employees’ Stock Ownership Plan

By: Team Financial Inc, Trustee

/s/ Robert J. Weatherbie
Robert J. Weatherbie, Chairman
and Chief Executive Officer